Exhibit 9.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Amendment No. 1 to Registration Statement No. 333-13182 of United Utilities plc on Form F-3 of our report dated June 1, 2006 (which report expresses an unqualified opinion and includes an emphasis of matter paragraph relating to the differences between International Financial Reporting Standards as adopted for use in the European Union and accounting principles generally accepted in the United States of America, as described in Note 33) relating to the consolidated financial statements appearing in this Annual Report on Form 20-F of United Utilities plc for the year ended March 31, 2006.

DELOITTE & TOUCHE LLP
Manchester, United Kingdom
1 June 2006